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Exhibit 4.1

FIRST AMENDMENT TO LOAN AGREEMENT AND NOTES

        This First Amendment to Loan Agreement and Notes (this "First Amendment") is entered into as of August 27, 2003, by and between Water Pik, Inc., a Delaware corporation ("Water Pik") and Laars, Inc., a Delaware corporation ("Laars") (Water Pik and Laars individually and collectively referred to in this First Amendment as "Borrower"), Water Pik Technologies, Inc., a Delaware corporation ("Holdings"), and U.S. Bank National Association, a national banking association (referred to in this First Amendment as "Lender").

RECITALS

        A.    Borrower and Lender are parties to a Loan Agreement dated as of October 18, 2001 (the "Original Loan Agreement"). The Original Loan Agreement, as amended and modified by this First Amendment, is referred to hereinafter as the "Loan Agreement."

        B.    Lender has made to Borrower (a) a loan in the amount of $8,850,000 (the "Moorpark Loan") secured by that certain real property owned and occupied by Laars commonly known as 6000 Condor Drive, Moorpark, California, (b) a loan in the amount of $5,980,000 (the "Ft. Collins Loan") secured by that certain real property owned and occupied by Water Pik commonly known as 1730 East Prospect Road, Ft. Collins, Colorado, (c) a loan in the amount of $3,510,000 (the "Loveland Loan") secured by that certain real property owned and occupied by Water Pik commonly known as 609 14th Street S.W., Loveland, Colorado and (d) a loan in the amount of $2,250,000 (the "Rochester Loan") secured by that certain real property owned and occupied by Laars commonly known as 20 Industrial Way, Rochester, New Hampshire. Each of the Moorpark Loan, the Ft. Collins Loan, the Loveland Loan and the Rochester Loan is sometimes referred to individually herein as a "Loan," and such loans are sometimes referred to herein collectively as the "Loans."

        C.    Borrower has requested Lender to amend the Original Loan Agreement and the notes that evidence the Loans (the "Original Notes") to modify the covenants and interest rate pricing provisions contained therein. The Original Notes, as amended and modified by this First Amendment, are referred to herein as the "Notes."

        D.    Lender is willing to so amend the Original Loan Agreement and the Original Notes on the terms and conditions herein.

AGREEMENT

1.
RECITALS AND DEFINED TERMS. The Recitals above are incorporated herein by this reference as if fully set forth herein. Capitalized terms not otherwise defined in the Recitals above or otherwise in this First Amendment shall have the meanings ascribed to them in the Original Loan Agreement.

2.
AMENDMENT OF ORIGINAL LOAN AGREEMENT.

          2.1   DEFINITIONS. The definitions of "Capital Expenditures," "EBITDA," "Fixed Charge Coverage Ratio," "Fixed Charge Expense," "Funded Debt," "Leverage Ratio," "Net Cash Flow," "Net Income," and "Subordinated Indebtedness" in the DEFINITIONS section of the Original Loan Agreement are amended and restated in their entirety as follows:

    Capital Expenditures. "Capital Expenditures" means all expenditures for the acquisition or leasing (pursuant to a capital lease) of assets or additions to equipment (including replacements, capitalized repairs and improvements) which should be capitalized under GAAP.

    EBITDA. The word "EBITDA" means with respect to Holdings for any period (a) the sum of (i) Net Income, (ii) Interest Expense, (iii) Federal, state, local and foreign income taxes and (iv) depreciation and amortization and other non-cash items properly deductible in determining Net Income, in each case on a consolidated basis for Holdings and its subsidiaries for such period, calculated on a consolidated basis in accordance with GAAP, minus (b) non-cash items properly added in determining Net Income for such period.

    Fixed Charge Coverage Ratio. The words "Fixed Charge Coverage Ratio" mean, with respect to Holdings and its subsidiaries for any period, the ratio of (i) Net Cash Flow to (ii) Fixed Charge Expense for such period.

    Fixed Charge Expense. The words "Fixed Charge Expense" mean, with respect to Holdings and its subsidiaries for any period, the aggregate of (i) regularly scheduled principal payments of Indebtedness (including, without limitation, Subordinated Indebtedness) made or to be made by Holdings and its subsidiaries during such period and (ii) dividends and other distributions (including management fees) during such period, in each case on a consolidated basis in accordance with GAAP.

    Funded Debt. The words "Funded Debt" mean, with respect to Holdings as of the date of determination thereof, all Indebtedness (including Subordinated Indebtedness) of Holdings and its subsidiaries on a consolidated basis outstanding at such time (including the current portion thereof) which matures more than one year after the date of calculation, and any such Indebtedness maturing within one year from such date of calculation (including amounts outstanding in the final year of any Funded Debt) which is renewable or extendable at the option of the obligor to a date more than one year from such date and including in any event the Loans.

    Leverage Ratio. The words "Leverage Ratio" mean, with respect to Holdings, the ratio of (i) Funded Debt as at such date to (ii) EBITDA for the period of four fiscal quarters most recently ended on or prior to such date.

    Net Cash Flow. The words "Net Cash Flow" mean, with respect to Holdings for any period, computed for Holdings and its subsidiaries on a consolidated basis, without duplication of addition or subtraction of items, (A) the sum for such period of (i) Net Income, (ii) depreciation and amortization, (iii) the change (expressed as a positive number in the event of an increase or a negative number in the event of a decrease) in deferred tax liabilities, (iv) other noncash items properly deducted in arriving at Net Income and (v) the change (expressed as a negative number in the event of an increase or a positive number in the event of a decrease), if any, in deferred tax assets minus (B) all non-financed Capital Expenditures during such period.

    Net Income. The words "Net Income" mean, with respect to Holdings for any period, the consolidated income (or loss) of Holdings and its subsidiaries for such period which shall be an amount equal to net revenues and other proper items of income for Holdings less (without duplication) any and all items treated as expenses less Federal, state, local and foreign income taxes, but excluding any extraordinary gains or losses or any gains or losses from the sale or disposition of assets other than in the ordinary course of business, all computed and calculated in accordance with GAAP.

    Subordinated Indebtedness. The words "Subordinated Indebtedness" mean, with respect to the Borrower, Indebtedness subordinated in right of payment to the Borrower's and Guarantors' monetary obligations under this Agreement or the other Financing Documents (as applicable) upon terms satisfactory to and approved in writing by the Required Lenders.

          2.2   NEGATIVE COVENANTS. The section of the Original Loan Agreement entitled NEGATIVE COVENANTS is amended and restated in its entirety as follows:

    NEGATIVE COVENANTS. Borrower and Holdings covenant and agree with Lender that while this Agreement is in effect, without the prior written consent of Lender:

      Continuity of Operations. Borrower shall not (a) engage in any business activities substantially different than those in which Borrower is presently engaged, or (b) cease operations, liquidate, merge, transfer, acquire or consolidate with any other entity, change ownership or dissolve.

      Transactions with Affiliates. Borrower and Holdings shall not directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower or Holdings except for transactions that are in the ordinary course of Borrower's or Holdings' business (as applicable), upon fair and reasonable terms, and that are no less favorable to Borrower or Holdings (as applicable) than would be obtained in an arm's length transaction with a non-Affiliate.

      Suspension. Neither Borrower nor Holdings shall suspend or go out of a substantial portion of its business.

      Financial Covenants. Holdings shall not fail to maintain:

            (a)    Maximum Leverage Ratio.    A Leverage Ratio of not more than 4.00:1.00, measured quarterly on a rolling fiscal four quarter basis; and

            (b)    Fixed Charge Coverage Ratio.    A Fixed Charge Coverage Ratio of not less than 1.25:1.0, measured quarterly on a rolling fiscal four quarter basis.

3.
AMENDMENT OF NOTES.

    Applicable Margin Definition. The definition of "Applicable Margin" contained in the each of the Notes is amended and restated in its entirey as follows:

            "Applicable Margin" means: (a) from the date of disbursement of the Loan until the first adjustment pursuant to clause (b) of this paragraph below, 1.50%; and (b) commencing on the first day of the first month following the delivery of financial statements pursuant to the applicable subsections of the section of the Loan Agreement (as defined below) entitled AFFIRMATIVE COVENANTS, the margin as provided below based upon the Borrower's Leverage Ratio (as defined in the Loan Agreement) calculated for the four fiscal quarter period of Borrower ended with the most recent fiscal quarter of Borrower in such financial statements.

Leverage Ratio:	Applicable Margin:
Greater than 3.50:1:00	2.75%
3.01:1.00 to 3.50:1.00	2.50%
2.01:1.00 to 3.00:1.00	2.00%
1.51:1.00 to 2.00:1.00	1.75%
Less than 1.50:1.00	1.50%
4.
REPRESENTATIONS, WARRANTIES AND COVENANTS. Before and after giving effect to this First Amendment, the representations and warranties in the Original Loan Agreement or elsewhere in the Related Documents shall be true and correct as though such representations and warranties were made on the date hereof. The execution by the Borrower of this First Amendment shall be deemed a representation that the Borrower has complied with the foregoing condition. In addition, Borrower reaffirms all covenants contained in the Loan Agreement (including such covenants as have been amended by this First Amendment) as though such covenants were made on the date hereof. All of the terms of the Original Loan Agreement, except as expressly amended by this First Amendment, shall remain unchanged and in full force and effect, and the remaking of the representations and warranties, and reaffirmation of the covenants, does not in any way limit the continued applicability of all the provisions of the Original Loan Agreement, as amended by this First Amendment.

5.
CONDITIONS TO EFFECTIVENESS. This Agreement shall become effective upon the occurrence of each of the following on or before August 27, 2003:

          5.1   Execution of this First Amendment by Borrower and Lender and the delivery to Lender of such fully-executed First Amendment.

          5.2   Payment by Borrower of Lender's fees incurred in connection with this First Amendment for a total amount of $1,700.00.

6.
MISCELLANEOUS.

        6.1    Continuing Validity.    Except as expressly modified above, the terms of the Related Documents shall remain unchanged and in full force and effect. Holdings is hereby made a party to the Loan Agreement for the purpose of making covenants (and the failure to satisfy such covenants will constitute an Event of Default on the same conditions as the failure of a covenant by Borrower) and is not liable for the Loans. Consent by Lender to this First Amendment does not waive Lender's right to require strict performance of any and all of the documents executed in connection with any credit extended pursuant to the Loan Agreement or the other Related Documents nor does Lender's consent obligate Lender to make any future modifications. Nothing in this First Amendment shall constitute a satisfaction of the Loan Agreement or any of the Related Documents.

        6.2    Understanding of Borrower and Holdings.

    PRIOR TO SIGNING THIS FIRST AMENDMENT, BORROWER AND HOLDINGS READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS FIRST AMENDMENT AND ANY AND ALL RELATED DOCUMENTS.

[signatures follow]

        IN WITNESS WHEREOF, each of Borrower, Holdings and Lender agree to the terms and conditions of this First Amendment as set forth above.

BORROWER:
Water Pik, Inc., a Delaware corporation
By:
Victor C. Streufert Vice President—Finance, Chief Financial Officer, and Treasurer
Laars, Inc., a Delaware corporation
By:
Victor C. Streufert Vice President—Finance, Chief Financial Officer, and Treasurer
HOLDINGS:
Water Pik Technologies, Inc., a Delaware corporation
By:
Victor C. Streufert Vice President—Finance, Chief Financial Officer, and Treasurer
LENDER:
U.S. Bank National Association
By:
Richard M. McNiven, Vice President

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  Exhibit 4.1
RECITALS
AGREEMENT